

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	172,800
Brown Brothers Harriman and Co	36,400
JP Morgan Bournemouth	27,558,250
Northern Trust London	8,559,740
State Str Bk and Tr Co Lndon	7,997,046
JP Morgan Bournemouth	4,142,900
HSBC Bank plc	3,398,330
Mellon Bank	1,435,200
Bank of New York Brussels	1,318,417
Bankers Trust London	765,200
Chase Manhttn Bk AG Frankfrt	370,300
Midland Securities Services	317,400
Societe Generale	201,700
JP Morgan Chase Bank	200,300
Dexia Privatbank	42,500
Chase Manhattan London	39,400
State Street Bank and Tr Co	13,618,238
Brown Bros Harriman & Co	8,265,900
Northern Trust Co	4,850,568
Mellon Bank N.A.	3,255,155
JP Morgan Chase Bank	3,078,900
Bank of New York	1,646,500
CIBC Mellon Trust	961,337
Royal Trust - Toronto	113,844
JP Morgan Chase Bank	26,035,909
State Street Bank and Tr Co	12,061,080
Mellon Bank N.A	2,842,685

Northern Trust Co	2,136,880
Northern Trust London	508,100
Mellon Bank N.A	99,000
JP Morgan Bournemouth	15,488,595
Bermuda Trust Far East HK	957,480
Brown Bros Harrimn Ltd Lux	10,682,318
JP Morgan, Bournemouth	7,924,437
Chase Manhatn Bk AG Frankfrt	1,404,100
Northern Trust London	1,152,430
State Str Bk and Tr Co Lndn	933,626
HSBC Bank plc	918,100
BNP Paribas, Paris (C)	884,150
JP Morgan, Bournemouth	736,800
Bank of New York Brussels	586,900
State Street Bank Australia	524,700
National Astl Bk Melbourne	340,900
Brown Brothers Harriman and Co	328,400
Northern Trust Co	232,000
BNP Paribas, Paris	194,800
Ing Luxembourg	109,395
Morgan Stanley, London	96,804
Master Trust Bank of Japan	709,200
Brown Brothers Harriman and Co	244,820
Nomura Trust and Banking	193,500
Trust & Cust Svcs Bk Ltd, Toko	116,550
Bank of New York Europe Ldn	3,119,500
CDC Finance	521,600
State Street Bank and Tr Co	1,417,900
State Street Hong Kong	83,000

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 1 August 2006

11. Date company informed

2 August 2006

12. Total holding following this notification

185,931,984 shares

13. Total percentage holding of issued class following this notification

5.77%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

David Parkes, Company Secretary (tel: 01252 383857)

16. Date of notification

3 August 2006